Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES STRENGTHENS ITS CAPITAL STRUCTURE
THROUGH DEBT-TO-EQUITY CONVERSION TRANSACTION

–  Stins Coman, RiT’s Controlling Shareholder, to Convert $4.5M of
the Outstanding Loan Amount  into Ordinary Shares  –

Tel Aviv, Israel, March 14, 2013 – RiT Technologies (NASDAQ: RITT) today announced that it  has signed a private Share Purchase Agreement with STINS COMAN Inc., (“STINS COMAN”), its principal shareholder, under which it will convert an outstanding loan in the amount of approximately $4.5 million into 1,021,166 of the Company’s ordinary shares at an average price of $4.44 per share.

This transaction is an addition to the previous conversions completed from May 2010 - December 2012, and is being executed under the terms stipulated in the Loan Agreement between RiT and STINS COMAN dated June 11, 2009, as amended. The completion of this transaction is subject to customary conditions, and the issuance of shares is expected to take place on March 29, 2013. Upon completion, STINS COMAN’s holding (including through affiliated company) will rise to approximately 87% of the Company’s voting power.

Commenting on the news, Dr. Vadim Leiderman, RiT’s President and CEO, said, “We are completing this transaction as an initial step in correcting Nasdaq’s Shareholders’ Equity requirement, as we reported earlier today. This transaction demonstrates, once again, STINS COMAN’s confidence in our prospects. We believe that the launch of our two new breakthrough solutions – Beamcaster™ and PatchView™+ will bring the Company to a whole new era of rapid growth and profitability.”

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

For more information, please visit our website: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss the expansion of our sales and marketing efforts and the development of exciting new product lines in 2013 we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com